[MOBILEPRO CORP. LETTERHEAD]

September 22, 2006

VIA EDGAR AND FACSIMILE (202) 772-9205

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

Re:	Mobilepro Corp. (333-128727)
Registration Statement on Form SB-2

Dear Mr. Spirgel:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Mobilepro Corp. (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-128727, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2005. The Registrant requests the withdrawal based upon comments from the SEC in a comment letter dated September 14, 2006 recommending that the Registrant register the current transactions with Cornell Capital Partners, LP under Form S-3 assuming that the Registrant is eligible to use that form, which our attorneys have advised us that we are. Accordingly, the Registrant intends to file on Form S-3 the sale of its shares of common stock by all the selling shareholders, including Cornell Capital, now included in the Registration Statement.

Please be advised that the Registrant has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Ernest M. Stern at (202) 828-5360.

Very truly yours,

MOBILEPRO CORP.

By:	/s/ Jay O. Wright
Jay O. Wright
Chief Executive Officer

cc:	Kathleen Krebs, Special Counsel
Ernest M. Stern, Esq.